

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Hiroyuki Sugimoto
Chairman and Chief Executive Officer
SYLA Technologies Co., Ltd.
Ebisu Prime Square Tower 7F, 1-1-39
Hiroo, Shibuya-ku, Tokyo, Japan

> **Re: SYLA Technologies Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed January 12, 2023**
> **File No. 333-268420**

Dear Hiroyuki Sugimoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed January 12, 2023

Business Overview, page 1

1. We note your intent to sell the computer maintenance and management services business and manufacture and sale of computers business to a third party. Please explain to us in detail the logistics of the sale, given that the mining computers owned by your customers are in your possession. For example, tell us if the customers will pick up their computers from the data centers and when/if you plan to shut off the computers. Further, tell us when you plan to close the sale of the businesses.

<u>Index to Financial Statements, page F-1</u>

2. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit in accordance with Instruction 2 to Item 8.A.4.

3. Given the apparent significance of the combined businesses of mining machine sales and mining machine maintenance and management services, please tell us how you considered the need to provide pro forma financial statements in accordance with Article 11 of Regulation S-X to reflect the disposition. Also, tell us how you considered the need to report discontinued operations in accordance with ASC 205-20.

<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>(n) Revenue Recognition</u>
<u>Revenue from sales of mining machines, page F-48</u>

4. We note your disclosure stating that revenue from the sale of mining machines occurs at a point in time when customers accept the products. We note from your response to prior comment 2 that your customers may have the computers delivered to their homes, your data center or a third party data center. Please explain to us in greater detail how you have applied the guidance in paragraphs 23 through 26 and paragraph 30 of ASC 606-10-25 when determining that you have satisfied your performance obligation and that control has transferred to your customers when recognizing revenue from from the sale of mining machines. As a related matter, we also note from your response that customers may instruct the company to either stop mining or switch computers to mine a different coin. Please clarify what you mean by the statement that customers are able to switch computers and explain to us how the ability of the customer to mine from a different computer impacts your accounting for the revenue contract(s).

You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig D. Linder, Esq.